# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Retension Pharmaceuticals, Inc., CIK 0002002988
CUSIP: 76135H100
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1104 West Broad Street #1029, Falls Church, Virginia (VA), 22046
Date of event which requires filing of this statement: 10/13/2026
Filed by CIK 0002156365
Persons authorized to receive notices and communications: Eric Keller, c/o Retension Pharmaceuticals, Inc., 1104 West Broad Street #1029, Falls Church, Virginia (VA), 22046, (703) 940-9761

## Reporting persons
- Eric Keller (CIK 0002156365): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 598,598; shared voting power 0; sole dispositive power 598,598; shared dispositive power 0; aggregate amount beneficially owned 598,598 (7.07% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Retension Pharmaceuticals, Inc.
Address of issuer's principal executive offices: 1104 West Broad Street #1029, Falls Church, Virginia (VA), 22046

## Item 2. Identity and Background
Name of person filing: Eric Keller (the "Reporting Person")
Residence or business address: The address of the principal place of business of the Reporting Person is 1104 West Broad Street #1029, Falls Church, Virginia 22046.
Present principal occupation or employment: The principal occupation of the Reporting Person is the Chief Executive Officer and a member of the board of directors of the Issuer.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a U.S. citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
As described below under "Reverse Stock Split and Conversion," the Issuer effected a 1-for-6.21 reverse stock split (the "Reverse Split") of its issued and outstanding Common Stock and convertible preferred stock on October 2, 2026. The acquisitions of securities by the Reporting Person described below that occurred prior to October 2, 2026 do not give effect to the Reverse Split.

In November 2023, the Reporting Person was issued 2,500,000 shares of Common Stock of the Issuer in exchange for the contribution by the Reporting Person to the Issuer of his equity interests in Retension IP Holding Company, LLC.

In November 2023, the Reporting Person purchased 50,000 shares of Series A Convertible Preferred Stock of the Issuer (the "Series A Preferred Stock"), at a price of $1.00 per share, or $50,000.00 in the aggregate.

In September 2024, the Issuer granted the Reporting Person a non-qualified stock option pursuant to the Issuer's 2024 Stock Incentive Plan, as amended (the "2024 Plan"), to purchase 500,000 shares of Common Stock at an exercise price of $0.23 per share. The stock options vest in 36 monthly increments beginning November 21, 2023, and all such options are currently exercisable or will be exercisable within 60 days.

In November 2024, the Reporting Person purchased 50,000 shares of Series A Preferred Stock of the Issuer, at a price of $1.00 per share, or $50,000.00 in the aggregate.

In April 2025, the Reporting Person purchased 39,343 shares of Series B Convertible Preferred Stock of the Issuer (the "Series B Preferred Stock"), at a price of $1.6082 per share, or $63,271.78 in the aggregate.

In July 2025, the Reporting Person purchased 93,271 shares of Series B Preferred Stock of the Issuer, at a price of $1.6082 per share, or $150,000.00 in the aggregate.

In October 2025, the Reporting Person purchased 50,000 shares of Series B Preferred Stock of the Issuer, at a price of $1.6082 per share, or $150,000.00 in the aggregate.

In October 2025, the Issuer granted the Reporting Person a non-qualified stock option pursuant to the Issuer's 2024 Plan to purchase 800,000 shares of Common Stock at an exercise price of $0.39 per share. The stock options vest in 36 monthly increments beginning August 29, 2025, subject to the Reporting Person's continued service to the Issuer through such vesting dates. 622,221 of such options are currently exercisable or will be exercisable within 60 days.

On May 1, 2026, the Issuer granted the Reporting Person a non-qualified stock option pursuant to the Issuer's 2024 Plan to purchase 200,000 shares of Common Stock at an exercise price of $0.39 per share. Twenty-five percent of the stock options vest on the first anniversary of the date of grant, with the remaining stock options vesting in 16 quarterly increments, subject to the Reporting Person's continued service to the Issuer through such vesting dates. None of the stock options are currently exercisable or will be exercisable within 60 days and the shares underlying such stock options are not included in the beneficial ownership being reported herein.

Reverse Stock Split and Conversion

On October 2, 2026, the Issuer effected a 1-for-6.21 reverse stock split of its issued and outstanding Common Stock and convertible preferred stock without payment or consideration (the "Reverse Split"), and pursuant to the terms of the 2024 Plan, all of the stock options and exercise prices of the stock options were adjusted to reflect the Reverse Split. The acquisitions of securities by the Reporting Person reported above in this Item 3 do not give effect to the Reverse Split.

On October 13, 2026, in connection with the closing of the Issuer's initial public offering (the "IPO"), each share of Series A Preferred Stock and Series B Preferred Stock automatically converted into one share of Common Stock without payment or additional consideration (the "Conversion").

Purchase in IPO

On October 13, 2026, the Reporting Person purchased 20,800 of the Issuer's Common Stock in connection with the IPO for a purchase price of $12.00 per share, or $249,600.00 in the aggregate (the "Purchase"). Such purchase occurred pursuant to and on the terms set forth in the Issuer's Prospectus filed with the SEC on October 9, 2026, pursuant to Rule 424(b)(4) (File No. 333-299024) (the "Prospectus").

IPO Closing Stock Option Grant

On October 13, 2026, the Reporting Person was granted a stock option to purchase 255,174 shares of the Issuer's Common Stock, at an exercise price of $11.63 per share, pursuant to the Issuer's 2026 Equity Incentive Plan (the "2026 Plan"). Twenty-five percent of the stock options vest on the first anniversary of the date of grant, with the remaining stock options vesting in 36 monthly increments, subject to the Reporting Person's continued service to the Issuer through such vesting dates. None of the stock options are currently exercisable or will be exercisable within 60 days and the shares underlying such stock options are not included in the beneficial ownership being reported herein.

Following the Reverse Split, the Conversion and the Purchase, the Reporting Person beneficially owned such number of shares of Common Stock set forth in Item 11 of the Cover Page.

Source of Funds

The source of the funds for acquisitions by the Reporting Person of Common Stock, Series A Preferred Stock and Series B Preferred Stock was the Reporting Person's personal funds and interests in Retension IP Holding Company, LLC. The stock options were granted to the Reporting Person by the Issuer as compensation for his services as an officer and director of the Issuer, and no cash consideration was paid by the Reporting Person in connection with the grant of such securities. No part of the purchase price was borrowed by the Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Person acquired beneficial ownership of the securities reported herein in as Chief Executive Officer, a member of the board of directors (the "Board") and a co-founder of the Issuer, for investment purposes, and as compensation from the Issuer. In his capacity as Chief Executive Officer and a member of the Board of the Issuer, the Reporting Person may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person expects to review from time to time his investment in the Issuer and may, depending on the market and other conditions and applicable legal requirements, (i) purchase or acquire additional shares of Common Stock in the open market, in privately negotiated transactions, or otherwise; (ii) sell or dispose of all or a portion of the shares of Common Stock now beneficially owned or hereafter acquired by him; and (iii) engage in communications with, without limitation, other officers and employees of the Issuer, other shareholders of the Issuer, members of the Board, or other relevant parties regarding the Issuer, including but not limited to its business, operations, governance, and control. Other than as described herein, the Reporting Person does not have any plans or proposals relating to or that would result in any of the events or matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to applicable legal requirements, the Reporting Person may, at any time and from time to time, participate in discussions concerning, or formulate or review plans or proposals that may result in, one or more of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
See Rows 11 and 13 of the Cover Page.

The percentage listed in Row 13 for the Reporting Person was calculated based upon 8,331,599 shares of Common Stock of the Issuer outstanding immediately after the IPO, as reported in the Issuer's Prospectus dated October 8, 2026, filed with the SEC on October 9, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: See Rows 7-10 of the Cover Page.
Transactions in the class effected during the past sixty days: Except as disclosed in Item 3, the Reporting Person has not effected any transactions in the Issuer's securities within the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
In connection with the IPO, the Reporting Person entered into a lock-up agreement with Leerink Partners LLC and Guggenheim Securities, LLC, as representatives of the underwriters (the "Lock-Up Agreement"). Pursuant to the Lock-Up Agreement, the Reporting Person agreed that he would not, during the period ending 180 days after the date set forth on the Prospectus and subject to limited exceptions, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of Common Stock or any securities convertible into or exchangeable or exercisable for Common Stock, whether then owned or thereafter acquired by him or with respect to which he had or thereafter acquired the power of disposition (collectively, the "Lock-Up Securities"), or exercise any right with respect to the registration of any of the Lock-Up Securities, or file or cause to be filed any registration statement in connection therewith, under the Securities Act of 1933, as amended, or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Lock-Up Securities, whether any such swap or transaction is to be settled by delivery of Common Stock or other securities, in cash or otherwise. The Reporting Person further agreed that the foregoing provisions were equally applicable to any Issuer-directed securities he purchased in the IPO. Such Lock-Up Agreement is more fully described in the Prospectus and incorporated herein by reference.

As described in Item 3, the Reporting Person was granted non-qualified stock options pursuant to the 2024 Plan and incentive stock options pursuant to the 2026 Plan. The terms of the 2024 Plan, the 2026 Plan and the stock option award agreements are more fully described in the Prospectus and incorporated herein by reference.

The Issuer and the Reporting Person executed an Offer of Employment letter (the "Offer Letter") dates as of August 14, 2026, which sets forth the terms of employment of the Reporting Person as Chief Executive Officer, including the October 13, 2026, grant of stock options to the Reporting Person, and the terms of a Severance Agreement in the event of the Reporting Person's termination of employment. The terms of the Offer Letter are more fully described in the Prospectus and incorporated herein by reference.

The Reporting Person, in his capacity as an executive officer and director of the Issuer, along with the other executive officers and directors of the Issuer, entered into an Indemnification Agreement with the Issuer. Such Indemnification Agreement is more fully described in the Prospectus and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
EXHIBIT 1 - Form of Lock-Up Agreement, filed as Exhibit A to the Form of Underwriting Agreement filed on October 5, 2026, as Exhibit 1.1 to the Issuer's Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-299024), and incorporated herein by reference.

EXHIBIT 2 - 2024 Stock Incentive Plan, as amended, and Forms of Agreements thereunder, filed on September 18, 2026, as Exhibit 10.1 to the Issuer's Registration Statement on Form S-1 (File No. 333-299024), and incorporated herein by reference.

EXHIBIT 3 - 2026 Equity Incentive Plan and Forms of Agreements thereunder, filed on October 5, 2026, as Exhibit 10.4 to the Issuer's Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-299024), and incorporated herein by reference.

EXHIBIT 4 - Offer of Employment, filed on September 18, 2026, as Exhibit 10.8 to the Issuer's Registration Statement on Form S-1 (File No. 333-299024), and incorporated herein by reference.

EXHIBIT 5 - Form of Indemnification Agreement, filed on September 18, 2026, as Exhibit 10.7 to the Issuer's Registration Statement on Form S-1 (File No. 333-299024), and incorporated herein by reference.

## Signatures
- Eric Keller: /s/ Eric Keller, Eric Keller (10/14/2026)